VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 OCT 10 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 September 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08005323

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
OCT 15 2008
THOMSON REUTERS

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
29 September 2008, Sydney Australia:

Peter Molloy appointed Director of Viralytics

Viralytics Limited (ASX:VLA) has appointed high profile pharmaceutical industry executive Mr Peter Molloy as non-executive director. Mr Molloy is a successful Australian pharmaceutical and biotechnology executive and now a US-based industry consultant.

Based in La Jolla California, Mr Molloy was most recently the managing director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. During his tenure at Biota the company's market valuation grew from around $25m to more than $250m and in November 2005 Biota was declared the Australian industry's top performer by PWC's *BioForum* magazine.

His previous executive roles in the biotech sector have included president & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; managing director and CEO of Florigene Limited, a Melbourne based company focused on genetic modification of plants; and president of Moleculon Inc, a Boston based transdermal drug delivery company.

Mr Molloy has lived and worked in the US for more than 12 years. In addition to this valuable US perspective, he brings considerable big pharma experience. He worked as a pharmaceutical marketing executive for 17 years (1979-1996) with his last role as Vice President of Strategic Marketing for Pharmacia. Pharmacia at the time was one of the top 20 global pharmaceutical companies (now part of Pfizer).

Over the years Mr Molloy has been involved in the licensing, clinical development and launch of many new pharmaceutical products in Australia. At Pharmacia he was responsible for evaluating new drug candidates and coordinating the launch and marketing strategy for more than 50 pharmaceuticals across 23 countries.

Mr Molloy is a fellow of the Australian Institute of Company Directors and has served on several Australian and US boards, both as managing director and non executive director, including as chairman of two international businesses. He has been a consultant to several Australian and US companies and a guest speaker on licensing and business development at industry meetings including BIO, the Australian Biotech Summit and Ausbiotech. He holds a BSc in Microbiology and Biochemistry from the University of Melbourne and an MBA from the University of Adelaide.

Mr Molloy's initial directors interest notice (appendix 3x) follows

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

With the addition of Mr Molloy to the VLA Board, the VLA Board now comprises 5 directors

Bryan Dulhunty (Chairman and Chief Executive) **Professor Darren Shafren** who is the also the Company's Chief Science Officer, **Dr Phillip Altman** who is also responsible for Clinical Development, **Paul Hopper** (Non-Executive Director), Paul is based in the USA and recently joined our Board (see attached release of his appointment on the 4th September) and **Peter Molloy** (Non-Excutive Director).

The appointment of two highly creditable USA based biotech executives follows on from our previous announcements of our initial discussions with the FDA and the production of our GMP grade virotherapy product, Cavatak, at an internationally recognized USA based manufacturer. This strategic structuring of the Company, clearly demonstrates the Company's commitment to an international approach to drug development.

Enquiries

Bryan Dulhunty
02 9499 3200
0433217876

Peter Molloy
0011 1 760 803 3460

Rudi Michelson
Monsoon Communications
03 9620 3333
0411 402 737

About Viralytics Ltd

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Viralytics Limited
ABN	12 010 657 351

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Molloy
Date of appointment	29 September 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

END